UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I.                                        General Identifying Information

1.                                      Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒                                  Merger

☐                                    Liquidation

☐                                    Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.                                      Name of fund: Touchstone Institutional Funds Trust (the single series of the Applicant at the time of merger was the Touchstone Sands Capital Institutional Growth Fund)

3.                                      Securities and Exchange Commission File No.:  811-21113

4.                                      Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application                             ☐ Amendment

5.                                      Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

303 Broadway, Suite 1100
Cincinnati, Ohio 45202

6.                                      Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Clair E. Pagnano
K&L Gates LLP
One Lincoln Street
Boston, MA 02111
(617) 261-3246

7.                                      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Touchstone Advisors, Inc.
303 Broadway, Suite 1100
Cincinnati, Ohio 45202
(513) 629-1648

Brown Brothers Harriman & Co.
50 Post Office Square
Boston, Massachusetts 02110
(617) 742-1818

BNY Mellon Investment Servicing (US) Inc.
4400 Computer Drive
Westborough, Massachusetts 01581
(508) 871-8500

BNY Mellon Investment Servicing (US) Inc.
201 Washington Street, 34th Floor
Boston, Massachusetts 02108
(617) 722-7000

Sands Capital Management, LLC
1000 Wilson Boulevard, Suite 3000
Arlington, Virginia 22209
(703) 562-4000

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.                                      Classification of fund (check only one):

☒                                  Management company;

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                      Subclassification if the fund is a management company (check only one):

☒ Open-end                            ☐ Closed-end

10.                               State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.                               Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Touchstone Advisors, Inc. (investment adviser)
303 Broadway, Suite 1100
Cincinnati, Ohio 45202

Sands Capital Management, LLC (sub-adviser)
1000 Wilson Boulevard, Suite 3000
Arlington, Virginia 22209

12.                               Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Touchstone Securities, Inc.
303 Broadway, Suite 1100
Cincinnati, Ohio 45202

13.                               If the fund is a unit investment trust (“UIT”) provide:

(a)                       Depositor’s name(s) and address(es): N/A

(b)                       Trustee’s name(s) and address(es): N/A

14.                               Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes                     ☒ No

If Yes, for each UIT state:

Name(s):

File No.:  811-

Business Address:

15.             (a)                         Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                     ☐ No

If Yes, state the date on which the board vote took place: May 21, 2020

If No, explain:

(b)                   Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes                     ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Touchstone Sands Capital Institutional Growth Fund, the sole remaining series of the Applicant (the "Predecessor Fund"), was reorganized into a newly created Institutional share class of the Touchstone Sands Capital Select Growth Fund (the "Acquiring Fund"), a series of the Touchstone Funds Group Trust ("TFGT"). Under the declarations of trust and by-laws of the Applicant and TFGT (together, the "Trusts") the reorganizations must be approved only by the board of trustees of each Trust and need not be submitted for approval of consent by shareholders of the Predecessor Fund or the Acquiring Fund. The Acquiring Fund is identical to the Predecessor Fund except for the Trust to which they belong. There were no differences between the investment adviser and sub-adviser; portfolio managers; or investment objectives, policies, restrictions and risks of the Predecessor Fund and the Acquiring Fund. In addition, the Trusts are both domiciled in Delaware.

II.                                   Distributions to Shareholders

16.                               Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                     ☐ No

(a)                       If Yes, list the date(s) on which the fund made those distributions: December 9, 2020

(b)                       Were the distributions made on the basis of net assets?

☒ Yes                     ☐ No

(c)                        Were the distributions made pro rata based on share ownership?

☒ Yes                     ☐ No

(d)                       If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)                        Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes                     ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.                               Closed-end funds only:

                                                Has the fund issued senior securities?

☐ Yes                     ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.                               Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                     ☐ No

If No,

(a)                       How many shareholders does the fund have as of the date this form is filed?
(b)                       Describe the relationship of each remaining shareholder to the fund:

19.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                     ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.                              Assets and Liabilities

20.                               Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes                     ☒ No

If Yes,

(a)                       Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)                       Why has the fund retained the remaining assets?

(c)                        Will the remaining assets be invested in securities?

☐ Yes                     ☐ No

21.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                     ☒ No

If Yes,

(a)                       Describe the type and amount of each debt or other liability:

(b)                       How does the fund intend to pay these outstanding debts or other liabilities?

IV.                               Information About Event(s) Leading to Request for Deregistration

22.                               (a)                                 List the expenses incurred in connection with the Merger or Liquidation:

(i)                                     Legal expenses: $70,000

(ii)                                  Accounting and Tax expenses: $7,500

(iii)                               Other expenses (list and identify separately):

Miscellaneous Expenses $21,200

(iv)                              Total expenses (sum of lines (i)-(iii) above): $98,700

(b)                                 How were those expenses allocated?  The expenses were allocated solely to Applicant's investment adviser, Touchstone Advisors, Inc.

(c)                                  Who paid those expenses?  The expenses were paid by Applicant's investment adviser, Touchstone Advisors, Inc.

(d)                                 How did the fund pay for unamortized expenses (if any)? N/A

23.                               Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                     ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                    Conclusion of Fund Business

24.                               Is the fund a party to any litigation or administrative proceeding?

☐ Yes                     ☒ No

If Yes, describe the nature of the litigation or proceeding and the position taken by the fund in that litigation.

25.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                     ☒ No

If Yes, describe the nature and extent of those activities:

VI.                               Mergers Only

26.                               (a)                                 State the name of the fund surviving the Merger: Touchstone Sands Capital Select Growth Fund, a series of Touchstone Funds Group Trust

(b)                                 State the Investment Company Act file number of the fund surviving the Merger: 811-08104

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed: N/A

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

    The Agreement and Plan of Reorganization is attached as an exhibit to this Form N-8F.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Touchstone Institutional Funds Trust, (ii) she is the Secretary of Touchstone Institutional Funds Trust and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/Meredyth A. Whitford-Schultz
Name: Meredyth A. Whitford-Schultz
Title: Secretary

EXHIBIT INDEX

Exhibit A. Agreement and Plan of Reorganization by and among Touchstone Sands Capital Select Growth Fund, a series of Touchstone Funds Group Trust, Touchstone Sands Capital Institutional Growth Fund, a series of the Touchstone Institutional Funds Trust, and Touchstone Advisors, Inc.